Phytopharm

Phytopharm plc Corpus Christi House 9 West Street Godmanchester Cambs PE29 2HY UK
Telephone: +44 (0)1480 437697 Fax: +44 (0)1480 417090
www.phytopharm.com

24 July 2006

Ref: ZM/SEC/240706

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

To whom it may concern

Re: Phytopharm plc, Rule 12g3-2(b) Exemption File No. 82-34798

Please find enclosed information and/or documents furnished on behalf of Phytopharm plc, Rule 12g3-2(b) File No. 82-34798, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

Sincerely

Zoe McGowan
Company Secretary

dw 8/1

File No. 82-34798

Regulatory Announcement

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Company	Phytopharm PLC
TIDM	PYM
Headline	Board Appointment
Released	07:00 21-Jul-06
Number	5299G

Company Contact:
Phytopharm plc
Dr Richard Dixey
+44 7867 782000
Dr Daryl Rees
+44 1480 437 697
www.phytopharm.com

U.K. Investor Relations Contact:
Financial Dynamics
David Yates / Ben Atwell
+44 207 831 3113

Board Appointment

GODMANCHESTER, Cambridgeshire, U.K. (July 21 2006) – Phytopharm plc (LSE: PYM; NASDAQBB: PHYOF; PHYOY) ("Phytopharm") announces the appointment with immediate effect of Dr Peter Robin Blower, former Director of New Neuroscience products at SmithKline Beecham as a non-executive Board Director of Phytopharm.

Dr Blower (aged 58) has over 30 years experience in medicinal research and development with a strong background in the field of neuroscience. Dr Blower joined Beecham Research Laboratories in 1969 and rose to the position of Director of New Neuroscience products in 1996 before leaving in 2000 to form his own consultancy company. He has been elected to Fellowship of the Royal Society of Medicine and the Institute of Biology and has authored over 50 scientific publications. He has a M.I.Biol from the Institute of Biology (1972), a PhD in Pharmacology from the University of Aston (1977) and a DSc from the University of East London (1997).

Commenting on the appointment, Mr Gordon Stevens, Chairman of Phytopharm, said; "This appointment adds further relevant experience and strength to our Board, particularly in the field of neurology. This follows the recent appointment of Sandy Morrison, former CEO of Lipton Ltd, a Unilever subsidiary. I am delighted that Peter is joining us and look forward to confirming further Board developments in due course."

Dr Blower is currently a director of Biophar Consulting Ltd and Minster Pharmaceuticals plc. There are no further details required to be disclosed under paragraph 9.6.13R of the Listing Rules or Disclosure Rule 3.1.2R.

-ENDS-

NOTES TO EDITORS

Phytopharm plc

Phytopharm is a pharmaceutical company with a plant extract division. The pharmaceutical division is dedicated to the discovery and development of single chemicals as prescription medicines and the plant extract division is focussed on the development of plant extracts as functional foods and veterinary products.

More information concerning Phytopharm's activities can be found on its website at http://www.phytopharm.com

END

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